UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

Delphi Technologies PLC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G2709G107

(CUSIP Number)

March 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	G2709G107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. 98-0557567
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	9,728,856
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	9,776,756
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,776,756
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12.	TYPE OF REPORTING PERSON HC, IA

Item 1.

(a)

Name of Issuer
Delphi Technologies PLC

(b)

Address of Issuer's Principal Executive Offices

Courteney Road, Hoath Way, Gillingham ME8 ORU, GB

Item 2.

(a)

Name of Person Filing

Invesco Ltd.

("Invesco Ltd.")

(b)

Address of Principal Business Office or, if None, Residence

    1555 Peachtree Street NE, Suite 1800, Atlanta, GA  30309

(c)

Citizenship

 Bermuda

(d)

Title of Class of Securities

 Common Stock

(e)

CUSIP Number

 G2709G107

Item 3.

If This Statement is Filed Pursuant to
Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)

[ ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)

[ ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[ ]

Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[ ]

Investment Company registered under
Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e)

[X]

An investment adviser in accordance with
Rule 240.13d-1(b)(1)(ii)(E);

(f)

[ ]

An employee benefit plan or endowment fund in accordance with
Rule 240.13d-1(b)(1)(ii)(F);

(g)

[X]

A parent holding company or control person in accordance with
Rule 240.13d-1(b)(1)(ii)(G);

(h)

[ ]

A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i)

[ ]

A church plan that is excluded from the
definition of an investment company under
Section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

Invesco Ltd.
, in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own

    9,776,756
 shares of the Issuer which are held of record by clients of

Invesco Ltd.
..

(b)

Percent of Class:

    11.4%

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote

9,728,856

(ii)

shared power to vote or to direct the vote

0

(iii)

sole power to dispose or to direct the disposition of

9,776,756

(iv)

shared power to dispose or to direct the disposition of

0

Item 5.

Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than five percent of the
class of securities, check the following:
[

]

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

  Invesco Canada Ltd
  is a subsidiary of
  Invesco Ltd.
  and it advises the Invesco Global Companies Fund
  which owns
  5.64%
  of the security reported herein.

However, no one individual has greater than 5% economic ownership.
The shareholders of the Fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above.

Item 7.

Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

Invesco Canada Ltd

Invesco Capital Management LLC

Item 8.

Identification and Classification of Members of the Group.

 Not Applicable.  This schedule is not being filed pursuant to
Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9.

Notice of Dissolution of Group.

 Not Applicable

Item 10.

Certification.

By signing below, I certify that, to the best
of my knowledge and belief, the securities
referred to above

were acquired and are held
in the ordinary course of business and

were not acquired and are not held for the purpose
of or with the effect of changing or
influencing the control of the issuer of the
securities and were not acquired and are not held
in connection with or as a participant in any
transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Invesco Ltd.

By: /s/ Nancy L. Tomassone

Date:

    April 09, 2020

Name: Nancy L. Tomassone

Title:   Global Assurance Officer